Exhibit 12.1

AmTrust Financial Services, Inc.

Computation of Ratio of Earnings to Fixed Charges

	2011	2010	2009	2008	2007
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$204,935	$165,474	$131,514	$104,486	$127,598
Fixed charges	16,709	12,902	16,884	18,277	10,089
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	(1,288)	(822)	(991)	(749)
	$221,644	$177,088	$147,576	$121,772	$136,938

Less:
Interest capitalized	$-	$-	$-	$-	$-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	23,719	5,927	-	(2,900)	(6,053)
	23,719	5,927	-	(2,900)	(6,053)
Total Earnings	$197,925	$171,161	$147,576	$124,672	$142,991

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	16,709	12,902	16,884	18,277	10,089
Expense of the interest within rental expense (1)	-	-	-	-	-
Total Fixed Charges	$16,709	$12,902	$16,884	$18,277	$10,089

Ratio of Earnings to Fixed Charges	11.8	13.3	8.7	6.8	14.2

(1) Deemed to be immaterial